Exhibit 2.1

SECRETARY OF STATE

STATE OF NEVADA

# LIMITED LIABILITY COMPANY CHARTER

I, Barbara K. Cegavske, the Nevada Secretary of State, do hereby certify that **RELAY MANAGEMENT L.L.C.** did on January 31, 2018, file in this office the Articles of Organization for a Limited Liability Company, that said Articles of Organization are now on file and of record in the office of the Nevada Secretary of State, and further, that said Articles contain all the provisions required by the laws governing Limited Liability Companies in the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on January 31, 2018.

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20180131-0714
You may verify this certificate
online at http://www.nvsos.gov/